                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-12001



                    TDY Industries, Inc. Profit Sharing Plan
                 for Certain Employees of Metalworking Products
                 ----------------------------------------------
                                (Title of Plan)



                      ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)



            1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products

Year ended December 31, 2002

                              Financial Statements
                            And Supplemental Schedule

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                          Year ended December 31, 2002

                                   (Unaudited)

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                              Financial Statements
                            and Supplemental Schedule

                          Year ended December 31, 2002

                                   (Unaudited)




                                    CONTENTS

Financial Statements (Unaudited)

Statements of Net Assets Available for Benefits ...............................................................1
Statement of Changes in Net Assets Available for Benefits......................................................2
Notes to Financial Statements .................................................................................3


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)................................................11

EXHIBITS

  99        Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                 Statements of Net Assets Available for Benefits

                                   (Unaudited)

                                                                                            DECEMBER 31
                                                                                    2002                  2001
                                                                         --------------------------------------------

Investments:

   Interest in Allegheny Technologies Incorporated Savings Plan Trust            $1,197,399           $   869,222
   Interest in registered investment companies                                      584,977               753,101
   Interest in common collective trusts                                             320,045               299,772
   Participant loans                                                                248,161               212,324
   Corporate common stocks                                                            2,611                 3,534
                                                                         --------------------------------------------
Net assets available for benefits                                                $2,353,193            $2,137,953
                                                                         ============================================


See accompanying notes.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

            Statement of Changes in Net Assets Available for Benefits

                                   (Unaudited)

                          Year ended December 31, 2002



  Contributions:
    Employer                                                                                            $  284,158
    Employee                                                                                               366,626
                                                                                                ---------------------
                                                                                                           650,784
  Investment income (loss):
    Net loss from interest in registered investment companies                                             (127,751)
    Net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust
                                                                                                           (46,700)
    Net loss from interest in common collective trusts                                                     (45,745)
    Interest income                                                                                         15,328
    Net unrealized/realized loss on corporate common stocks                                                 (2,978)
    Dividend income                                                                                            169
                                                                                                ---------------------
   Total investment loss                                                                                  (207,677)
                                                                                                ---------------------
                                                                                                           443,107

  Distributions to participants                                                                           (227,867)
                                                                                                ---------------------

Net increase in net assets available for benefits                                                          215,240
Net assets available for benefits at beginning of year                                                   2,137,953
                                                                                                ---------------------
Net assets available for benefits at end of year                                                        $2,353,193
                                                                                                =====================




See accompanying notes.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                          Notes to Financial Statements

                                December 31, 2002


1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

    Bank and insurance contracts with varying contract rates and maturity dates are stated at contract value.

    Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

    All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Allegheny Technologies Incorporated (ATI), the Plan Sponsor, will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the Company's discretion. These contributions follow an age-weighted formula, based on the following schedule:

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


         CURRENT AGE                                 COMPANY CONTRIBUTION
       Less than age 35                                      2.0%
         35 - 39                                             2.5%
         40 - 44                                             3.0%
         45 - 49                                             3.5%
         50 - 54                                             4.0%
         55 - 59                                             4.5%
          Age 60 or above                                    5.0%

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001.


                                                                                         DECEMBER 31,
                                                                                    2002              2001
                                                                              -------------------------------------
                                                                                          (Unaudited)
Fixed Income Master Trust                                                         $911,412           $548,276
Dreyfus Emerging Leaders Fund                                                      453,205            460,011
Alliance Capital Fund                                                              236,030            259,327
Dreyfus LifeStyle Growth Fund                                                      138,909            144,500
Dreyfus LifeStyle Growth & Income Fund                                             110,412             93,458
Morgan Stanley Institutional Fund - Mid Cap Growth Portfolio*                            -            178,536
Dreyfus Growth & Value International Fund*                                               -             81,523

* Shown for comparative purposes only.

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts; the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust were as follows:



                                                                                               DECEMBER 31,
                                                                                            2002          2001
                                                                                      ----------------------------
                                                                                               (Unaudited)
Alliance Equity Master Trust                                                                0.89%        0.65%
Fixed Income Master Trust                                                                   0.50         0.33
Allegheny Technologies Disciplined Stock Fund Master Trust                                  0.09         0.08

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2002 was as follows:

                                                                                2002
                                                                        ----------------------
                                                                             (Unaudited)
Guaranteed investment contracts:
   Canada Life                                                              $  2,757,412
   GE Life and Annuity                                                        10,420,327
   Hartford Life Insurance Company                                            10,460,185
   John Hancock Life Insurance Company                                         9,854,982
   Monumental Life Insurance Company                                           2,363,422
   New York Life Insurance Company                                             7,808,955
   Ohio National Life                                                          5,976,900
   Pacific Mutual Life Insurance Company                                       6,074,436
   Principal Life                                                              1,134,634
   Protective Life Insurance Company                                           1,006,463
   Pruco Pace Credit Enhanced                                                  8,689,223
   Safeco Life Insurance                                                       1,973,290
   Security Life of Denver                                                     6,465,137
   Sun America, Inc.                                                           2,988,024
   United of Omaha                                                             7,226,335
                                                                        ----------------------
                                                                              85,199,725
Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations                                          4,953,210
   CIT Equipment                                                                 996,925
   Common Wealth Edison                                                        2,999,980
   Commit to purchase FNMA 02-74 LC                                            3,071,979
   Conn RRB Spec Trust                                                         2,948,436
   Detroit Edison                                                              2,027,941
   FHLMC                                                                       5,977,227
   Illinois Power Sp Trust                                                     1,971,078
   MBNA Master CC Trust                                                        1,993,490
   MDA Monumental BGI Wrap                                                    41,868,727
   Peco Energy Company                                                         1,970,899
   Peoples Security Life Insurance Company                                     2,491,608
   Public Service                                                              2,036,624
   Transamerica Occidental                                                     6,568,303
   Union Bank of Switzerland                                                     174,682
   Westdeutsche Landesbank Girozentrale                                        3,556,463
                                                                        ----------------------
                                                                              85,607,572

Interest in common collective trusts                                           7,972,257
Interest bearing cash                                                            212,167
Other                                                                          1,817,668
                                                                        ----------------------
Total net assets                                                            $180,809,389
                                                                        ======================

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs) and collateralized mortgage obligations
(CMOs) with fair values of $88,750,762 and $55,854,607 at December 31, 2002 and 2001, respectively. The contract value minus the market value of the wrapper contracts at December 31, 2002 and 2001 is ($2,667,261) and $(1,397,030),
respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2002 and 2001, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.27% to 8.05% and 3.49% to 8.05%, respectively.

For the year ended December 31, 2002, the average annual yield for the investment contracts in the Fund was 5.74%. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2002 and 2001.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                 2002                  2001
                                                                        --------------------------------------------
                                                                                        (Unaudited)
Investment in registered investment companies:
   Alliance Equity Fund S.A. #4                                                $26,603,639           $40,024,274
Operating payables                                                                 (49,895)              (64,365)
                                                                        --------------------------------------------
Total net assets                                                               $26,553,744           $39,959,909
                                                                        ============================================

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                 2002                  2001
                                                                         -------------------------------------------
                                                                                        (Unaudited)
Corporate common stocks                                                         $53,256,475            $76,016,770
Investment in common collective trusts                                            1,630,752              1,410,015
Receivables                                                                          67,848                103,913
Operating payables                                                                  (25,733)                     -
                                                                         -------------------------------------------
Total net assets                                                                $54,929,342            $77,530,698
                                                                         ===========================================

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:


                                                                                                    ALLEGHENY
                                                                              ALLIANCE             TECHNOLOGIES
                                                                               EQUITY               DISCIPLINED
                                                         FIXED INCOME          MASTER               STOCK FUND
                                                         MASTER TRUST          TRUST               MASTER TRUST
                                                      -------------------------------------------------------------
                                                                         YEAR ENDED DECEMBER 31
                                                      -------------------------------------------------------------
                                                             2002                2002                 2002
                                                      -------------------------------------------------------------
                                                                              (Unaudited)
Investment income (loss):
   Interest income                                         $  9,786,577       $           -        $           -
   Net realized/unrealized loss on
     corporate common stocks                                      1,528                   -          (17,406,255)
   Dividends                                                          -                   -              948,623
   Net loss, registered
     investment companies                                             -         (10,652,634)                   -
   Net gain, common collective
     Trusts                                                     172,081                   -               13,761
  Other income                                                   69,815                   -                    -
Administrative expenses                                        (236,944)           (118,618)            (424,085)
Transfers                                                     5,374,077          (2,634,913)          (5,733,400)
                                                      -------------------------------------------------------------
Net increase (decrease)                                      15,167,134         (13,406,165)         (22,601,356)
Total net assets at beginning
  of year                                                   165,642,255          39,959,909           77,530,698
                                                      -------------------------------------------------------------
Total net assets at end of year                            $180,809,389       $  26,553,744          $54,929,342
                                                      =============================================================

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statement of changes in net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 2, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest. Trustee and investment fees paid during 2002 were based upon customary and reasonable rates for such services.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                             EIN 25-1792394 Plan 040

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002

                           INVESTMENT DESCRIPTION                                 UNITS/SHARES           CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------------

Interest in registered investment companies:
   Dreyfus Bond Market Index Fund*                                                   2,419.986               $   25,386
   Dreyfus Emerging Leaders Fund*                                                   16,325.830                  453,205
   Dreyfus Growth & Value International Fund*                                        6,799.350                   81,864
   MAS Mid Cap Growth Fund, Institutional Shares                                     1,341.596                   16,206
   Prudential Jennison Growth Fund, Class A Shares                                     826.624                    8,316
                                                                                                    ------------------------
                                                                                                             $  584,977
                                                                                                    ========================

Interest in common collective investment funds:
   Dreyfus LifeStyle Growth & Income Fund*                                           7,663.116               $  110,412
   Dreyfus LifeStyle Growth Fund*                                                   10,335.296                  138,909
   Dreyfus LifeStyle Income Fund*                                                    4,682.104                   70,681
   Dreyfus Short Term Investment Fund*                                                  43.180                       43
                                                                                                    ------------------------
                                                                                                             $  320,045
                                                                                                    ========================

Participant loans (5.25% to 10.50%)*                                                                         $  248,161
                                                                                                    ========================

Interest in corporate common stocks:
   Allegheny Technologies Incorporated common stock*                                   419.000               $    2,611
                                                                                                    ========================



* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            ALLEGHENY TECHNOLOGIES INCORPORATED
                            TDY INDUSTRIES, INC. PROFIT SHARING PLAN
                            FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS


                            By: /s/ Richard J. Harshman
                                ------------------------------------
Date: June 27, 2003                 Richard J. Harshman
                                    Senior Vice President-Finance and
                                    Chief Financial Officer
                                    (Principal Financial Officer and Duly
                                    Authorized Officer)


                                       12